SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 25, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on November 25, 2009.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 25 November 2009
ING shareholders approve strategic decisions and rights issue
The Extraordinary General Meeting (EGM) of ING Groep N.V. today voted in favour of all proposals put forward to the meeting. The EGM approved the decision to separate banking and insurance (including investment management) and authorized a rights issue of up to EUR 7.5 billion.
As announced earlier, one of the key goals of the strategic Back to Basics programme is to reduce complexity of the Group. Negotiations with the European Commission on ING’s restructuring plan have acted as a catalyst to accelerate the decision. The European Commission approved the decision to separate on 18 November 2009 as have the shareholders at today’s EGM.
As announced on 26 October 2009, ING has reached an agreement with the Dutch State to facilitate early repayment of 50% (EUR 5 billion) of the Core Tier 1 securities issued to the Dutch State in 2008 at the issue price of EUR 10 plus a premium of up to a maximum of approximately EUR 950 million, consisting of the accrued coupon and a repayment premium. ING intends to execute the repurchase transaction in December 2009.
In order to get approval for the restructuring plan from the European Commission, ING also agreed to make a series of additional payments to the Dutch State corresponding to an adjustment of the fees for the Illiquid Assets Back-up Facility (IABF). In total, these extra payments will amount to a net present value of EUR 1.3 billion, which will be booked as a one-off pre-tax charge in the fourth quarter of 2009.
At the EGM, shareholders authorised a capital increase with preferential subscription rights for holders of (depositary receipts for) ordinary shares of up to EUR 7.5 billion (the right issue). ING intends to use the proceeds of the underwritten issue to repurchase 50% (EUR 5 billion) of the Core Tier 1 Securities and to mitigate the impact on capital of additional payments to the Dutch State in respect of the IABF.
Further information on the underwritten rights issue, including the issue price, the subscription ratio, the number of shares to be issued, a detailed timetable and the prospectus for the issue will be published in due course.

Press enquiries		Investor enquiries
Raymond Vermeulen	Frans Middendorff	ING Group Investor Relations
+31 20 541 5682	+31 20 541 6516	+31 20 541 5460
Raymond.Vermeulen@ing.com	Frans.Middendorff@ing.com	Investor.relations@ing.com
ING PROFILE
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 30 September 2009, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 110,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the implementation of ING’s restructuring plan to separate banking and insurance operations, (iv) changes in the availability of, and costs associated with, sources of liquidity, such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (v) the frequency and severity of insured loss events, (vi) mortality and morbidity levels and trends, (vii) persistency levels, (viii) interest rate levels, (ix) currency exchange rates, (x) general competitive factors, (xi) changes in laws and regulations, (xii) changes in the policies of governments and/or regulatory authorities, (xiii) conclusions with regard to purchase accounting assumptions and methodologies, (xiv) changes in ownership that could affect the future availability to us of net operating loss, net capital loss and built-in loss carryforwards, and (xv) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

General, limitations on distribution, no offer
Not for release, publication or distribution, directly or indirectly, in or into Australia, Canada, Japan, their territories and possessions. The release, publication or distribution of this document in certain jurisdictions may be restricted by law or regulations. Therefore, persons in such jurisdictions in which this document is released, published or distributed must inform themselves about and observe such restrictions.
The issue, exercise and sale of rights which may be attributed in the rights issue (“subscription rights”) and the subscription and purchase of bearer depositary receipts in respect of shares of the Company (“shares”) are subject to specific legal and/or regulatory restrictions in certain jurisdictions. The Company assumes no responsibility in the event there is a violation by any person of such restrictions.
This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities, and cannot be relied on for any investment contract or decision. In connection with the offering of the securities described in this document, a prospectus within the meaning of Art. 13 of the EC Directive 2003/71/EC of the European Parliament and Council dated November 4, 2003 (the “Prospectus Directive”) has been or will be published by the Company (the “Prospectus”). All investment is subject to risk. The value of the securities offered may go down as well as up. Past performance is no guarantee of future returns. Any investment decision regarding any subscription rights or shares should only be made on the basis of the Prospectus, and investors are advised to consult with their bank, broker or investment advisor before taking any such investment decision. The approved Prospectus has been or will be notified by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) to the competent authorities in other jurisdictions in accordance with Article 18 of the Prospectus Directive. Copies of the prospectus may be obtained at no cost through the website of Euronext Amsterdam by NYSE Euronext (Dutch residents only) and the website of the Company at www.ing.com/rightsissue.
United Kingdom
This communication is directed only at persons (I) who are outside the United Kingdom or (II) who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) or (III) who fall within article 49(2)(A) to (D) (“high net worth companies, unincorporated associations etc.”) of the Order (all such persons together being referred to as “Relevant Persons”). Any person who is not a Relevant Person must not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. Persons distributing this communication must satisfy themselves that it is lawful to do so.
European Economic Area
The Company will not authorize any offer to the public of shares or subscription rights in any Member State of the European Economic Area other than the Netherlands and any other jurisdiction into which the prospectus for the issue of shares or subscription rights will be passported. With respect to each Member State of the European Economic Area other than the Netherlands (and any other jurisdiction into which the prospectus for the issue of shares or subscription rights will be passported) and which has implemented the Prospectus Directive (each, a “Relevant Member State”), no action has been undertaken to date to make an offer to the public of shares or subscription rights requiring a publication of a prospectus in any Relevant Member State.
Notice to U.S. Persons
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. If and when the rights issue is launched, ING will arrange to send you the prospectus it expects to file with the Securities and Exchange Commission if you request it by writing to Georgeson Inc., 199 Water Street — 26th Floor, New York, NY 10038, Attn. ING Group, or by calling toll-free +1-888-877-5426.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: November 25, 2009